Exhibit 99.1

Radware Reports Second Quarter 2025 Financial Results

Second Quarter 2025 Financial Results and Highlights

•	Revenue of $74.2 million, an increase of 10% year-over-year

•	Cloud ARR of $85 million, an increase of 21% year-over-year

•	Non-GAAP diluted EPS of $0.28 vs. $0.20 in Q2 2024; GAAP diluted EPS of $0.09 vs. $0.04 in Q2 2024

•	Cash flow from operations of $14.5 million

TEL AVIV, Israel, July 30, 2025 - Radware® (NASDAQ: RDWR), a global leader in application security and delivery solutions for multi-cloud environments, today announced its consolidated financial results for the second quarter ended June 30, 2025.

“Our strong Q2 performance was driven by the successful execution of our business strategy reflected by the acceleration of cloud ARR growth to 21%,” said Roy Zisapel, president and CEO of Radware. “We are focused on our cloud security business as our primary growth engine, expanding our partnerships, and advancing our AI innovation to further strengthen our competitive leadership in the global market.”

Financial Highlights for the Second Quarter 2025

Revenue for the second quarter of 2025 totaled $74.2 million:

•	Revenue in the Americas region was $30.1 million for the second quarter of 2025, the same as in the second quarter of 2024.

•	Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $27.8 million for the second quarter of

o	2025, an increase of 22% from $22.8 million in the second quarter of 2024.

•	Revenue in the Asia-Pacific (“APAC”) region was $16.3 million for the second quarter of 2025, an increase of 13% from $14.4 million in the second quarter of 2024.

GAAP net income for the second quarter of 2025 was $4.2 million, or $0.09 per diluted share, compared to GAAP net income of $1.7 million, or $0.04 per diluted share, for the second quarter of 2024.

Non-GAAP net income for the second quarter of 2025 was $12.6 million, or $0.28 per diluted share, compared to non-GAAP net income of $8.8 million, or $0.20 per diluted share, for the second quarter of 2024.

As of June 30, 2025, the Company had cash, cash equivalents, short-term and long-term bank deposits, and marketable securities of $459.1 million. Cash flow from operations was $14.5 million in the second quarter of 2025.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

Conference Call

Radware management will host a call today, July 30, 2025, at 8:30 a.m. EDT to discuss its second quarter 2025 results and third quarter 2025 outlook. To participate on the call, please use the following numbers:

U.S. participants call toll free: 1-877-704-4453
International participants call: 1-201-389-0920

A replay will be available for seven days, starting two hours after the end of the call, on telephone number 1-844-512-2921 (US toll-free) or 1-412-317-6671. Access ID 13754237.

The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information and Key Performance Indicators

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, net, income before taxes on income, taxes on income, net income and diluted earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions, including as a result of the state of war declared in Israel in October 2023 and instability in the Middle East, the war in Ukraine, tensions between China and Taiwan, financial and credit market fluctuations (including elevated interest rates), impacts from tariffs or other trade restrictions, inflation, and the potential for regional or global recessions; our dependence on independent distributors to sell our products; our ability to manage our anticipated growth effectively; our business may be affected by sanctions, export controls, and similar measures, targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; the ability of vendors to provide our hardware platforms and components for the manufacture of our products; our ability to attract, train, and retain highly qualified personnel; intense competition in the market for cybersecurity and application delivery solutions and in our industry in general, and changes in the competitive landscape; our ability to develop new solutions and enhance existing solutions; the impact to our reputation and business in the event of real or perceived shortcomings, defects, or vulnerabilities in our solutions, if our end-users experience security breaches, or if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors or by a critical system failure; our use of AI technologies that present regulatory, litigation, and reputational risks; risks related to the fact that our products must interoperate with operating systems, software applications and hardware that are developed by others;  outages, interruptions, or delays in hosting services; the risks associated with our global operations, such as difficulties and costs of staffing and managing foreign operations, compliance costs arising from host country laws or regulations, partial or total expropriation, export duties and quotas, local tax exposure, economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate, or public health concerns; our net losses in the past and the possibility that we may incur losses in the future; a slowdown in the growth of the cybersecurity and application delivery solutions market or in the development of the market for our cloud-based solutions; long sales cycles for our solutions; risks and uncertainties relating to acquisitions or other investments; risks associated with doing business in countries with a history of corruption or with foreign governments; changes in foreign currency exchange rates; risks associated with undetected defects or errors in our products; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; laws, regulations, and industry standards affecting our business; compliance with open source and third-party licenses; complications with the design or implementation of our new enterprise resource planning (“ERP”) system; our reliance on information technology systems; our ESG disclosures and initiatives; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.
###

About Radware

Radware® (NASDAQ: RDWR) is a global leader in application security and delivery solutions for multi-cloud environments. The company’s cloud application, infrastructure, and API security solutions use AI-driven algorithms for precise, hands-free, real-time protection from the most sophisticated web, application, and DDoS attacks, API abuse, and bad bots. Enterprises and carriers worldwide rely on Radware’s solutions to address evolving cybersecurity challenges and protect their brands and business operations while reducing costs. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on Facebook,  LinkedIn, Radware Blog, X, and YouTube.

©2025 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS

Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gerri Dyrek, gerri.dyrek@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	June 30,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	103,842	98,714
Marketable securities	35,425	72,994
Short-term bank deposits	134,239	104,073
Trade receivables, net	22,865	16,823
Other receivables and prepaid expenses	13,732	14,242
Inventories	13,312	14,030
	323,415	320,876
Long-term investments
Marketable securities	56,391	29,523
Long-term bank deposits	129,215	114,354
Other assets	2,429	2,171
	188,035	146,048

Property and equipment, net	15,371	15,632
Intangible assets, net	9,766	11,750
Other long-term assets	37,062	37,906
Operating lease right-of-use assets	16,883	18,456
Goodwill	68,008	68,008
Total assets	658,540	618,676

Liabilities and equity

Current liabilities
Trade payables	4,096	5,581
Deferred revenues	119,732	106,303
Operating lease liabilities	4,970	4,750
Other payables and accrued expenses	55,692	51,836
	184,490	168,470
Long-term liabilities
Deferred revenues	67,757	64,708
Operating lease liabilities	12,750	13,519
Other long-term liabilities	13,801	14,904
	94,308	93,131
Equity
Radware Ltd. equity
Share capital	758	754
Additional paid-in capital	566,286	555,154
Accumulated other comprehensive income	3,702	1,103
Treasury stock, at cost	(366,588)	(366,588)
Retained earnings	134,416	125,850
Total Radware Ltd. shareholder's equity	338,574	316,273

Non–controlling interest	41,168	40,802

Total equity	379,742	357,075

Total liabilities and equity	658,540	618,676

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	74,215	67,276	146,294	132,361
Cost of revenues	14,316	13,056	28,306	25,868
Gross profit	59,899	54,220	117,988	106,493

Operating expenses, net:
Research and development, net	19,379	18,701	38,155	37,597
Selling and marketing	31,337	29,744	62,618	59,445
General and administrative	6,386	6,984	12,849	14,323
Total operating expenses, net	57,102	55,429	113,622	111,365

Operating income (loss)	2,797	(1,209)	4,366	(4,872)
Financial income, net	3,662	4,417	8,537	8,025
Income before taxes on income	6,459	3,208	12,903	3,153
Taxes on income	2,237	1,544	4,337	2,711
Net income	4,222	1,664	8,566	442

Basic net income per share attributed to Radware Ltd.'s shareholders	0.10	0.04	0.20	0.01

Weighted average number of shares used to compute basic net income per share	42,734,026	41,857,259	42,711,279	41,803,638

Diluted net income per share attributed to Radware Ltd.'s shareholders	0.09	0.04	0.19	0.01

Weighted average number of shares used to compute diluted net income per share	44,510,896	43,148,129	44,364,057	43,011,501

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	59,899	54,220	117,988	106,493
Share-based compensation	131	80	251	159
Amortization of intangible assets	992	992	1,984	1,984
Non-GAAP gross profit	61,022	55,292	120,223	108,636

GAAP research and development, net	19,379	18,701	38,155	37,597
Share-based compensation	1,327	1,536	2,550	3,258
Non-GAAP Research and development, net	18,052	17,165	35,605	34,339

GAAP selling and marketing	31,337	29,744	62,618	59,445
Share-based compensation	2,700	2,609	5,776	5,160
Non-GAAP selling and marketing	28,637	27,135	56,842	54,285

GAAP general and administrative	6,386	6,984	12,849	14,323
Share-based compensation	1,445	2,077	2,924	4,472
Acquisition costs	138	192	291	412
Non-GAAP general and administrative	4,803	4,715	9,634	9,439

GAAP total operating expenses, net	57,102	55,429	113,622	111,365
Share-based compensation	5,472	6,222	11,250	12,890
Acquisition costs	138	192	291	412
Non-GAAP total operating expenses, net	51,492	49,015	102,081	98,063

GAAP operating income (loss)	2,797	(1,209)	4,366	(4,872)
Share-based compensation	5,603	6,302	11,501	13,049
Amortization of intangible assets	992	992	1,984	1,984
Acquisition costs	138	192	291	412
Non-GAAP operating income	9,530	6,277	18,142	10,573

GAAP financial income, net	3,662	4,417	8,537	8,025
Exchange rate differences, net on balance sheet items included in financial income, net	1,702	(298)	2,194	(145)
Non-GAAP financial income, net	5,364	4,119	10,731	7,880

GAAP income before taxes on income	6,459	3,208	12,903	3,153
Share-based compensation	5,603	6,302	11,501	13,049
Amortization of intangible assets	992	992	1,984	1,984
Acquisition costs	138	192	291	412
Exchange rate differences, net on balance sheet items included in financial income, net	1,702	(298)	2,194	(145)
Non-GAAP income before taxes on income	14,894	10,396	28,873	18,453

GAAP taxes on income	2,237	1,544	4,337	2,711
Tax related adjustments	61	61	123	123
Non-GAAP taxes on income	2,298	1,605	4,460	2,834

GAAP net income	4,222	1,664	8,566	442
Share-based compensation	5,603	6,302	11,501	13,049
Amortization of intangible assets	992	992	1,984	1,984
Acquisition costs	138	192	291	412
Exchange rate differences, net on balance sheet items included in financial income, net	1,702	(298)	2,194	(145)
Tax related adjustments	(61)	(61)	(123)	(123)
Non-GAAP net income	12,596	8,791	24,413	15,619

GAAP diluted net income per share	0.09	0.04	0.19	0.01
Share-based compensation	0.13	0.15	0.26	0.30
Amortization of intangible assets	0.02	0.02	0.04	0.04
Acquisition costs	0.00	0.00	0.01	0.01
Exchange rate differences, net on balance sheet items included in financial income, net	0.04	(0.01)	0.05	(0.00)
Tax related adjustments	(0.00)	(0.00)	(0.00)	(0.00)
Non-GAAP diluted net earnings per share	0.28	0.20	0.55	0.36

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	44,510,896	43,148,129	44,364,057	43,011,501

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	4,222	1,664	8,566	442
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,865	3,028	6,017	5,971
Share-based compensation	5,603	6,302	11,501	13,049
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	(93)	80	(254)	7
Increase (decrease) in accrued interest on bank deposits	(2,324)	5,468	(4,114)	5,459
Increase (decrease) in accrued severance pay, net	15	17	76	(41)
Decrease (increase) in trade receivables, net	2,171	(5,013)	(6,042)	(5,232)
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	(951)	(199)	(1,137)	406
Decrease in inventories	199	744	718	1,748
Increase (decrease) in trade payables	450	(1,627)	(1,485)	(221)
Increase (decrease) in deferred revenues	(1,345)	7,494	16,478	16,388
Increase in other payables and accrued expenses	2,422	5,310	5,586	6,793
Operating lease liabilities, net	1,258	(238)	1,024	(617)
Net cash provided by operating activities	14,492	23,030	36,934	44,152

Cash flows from investing activities:

Purchase of property and equipment	(2,660)	(1,034)	(3,772)	(2,808)
Proceeds from (investment in) other long-term assets, net	(19)	19	90	(6)
Proceeds from (investment in) bank deposits, net	(13,801)	6,734	(40,913)	(11,164)
Investment in, redemption of and purchase of marketable securities, net	(5,239)	(13,499)	10,955	(9,997)
Proceeds from other deposits	-	-	5,000	-
Net cash used in investing activities	(21,719)	(7,780)	(28,640)	(23,975)

Cash flows from financing activities:

Proceeds from exercise of share options	(3)	3	1	3
Repurchase of shares	-	-	-	(839)
Payment of contingent consideration related to acquisition	(3,167)	(3,077)	(3,167)	(3,077)
Net cash used in financing activities	(3,170)	(3,074)	(3,166)	(3,913)

Increase in cash and cash equivalents	(10,397)	12,176	5,128	16,264
Cash and cash equivalents at the beginning of the period	114,239	74,626	98,714	70,538
Cash and cash equivalents at the end of the period	103,842	86,802	103,842	86,802

Radware Ltd.
RECONCILIATION OF GAAP NET INCOME TO EBITDA AND ADJUSTED EBITDA (NON-GAAP)
(U.S Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income	4,222	1,664	8,566	442
Exclude: Financial income, net	(3,662)	(4,417)	(8,537)	(8,025)
Exclude: Depreciation and amortization expense	2,865	3,028	6,017	5,971
Exclude: Taxes on income	2,237	1,544	4,337	2,711
EBITDA	5,662	1,819	10,383	1,099

Share-based compensation	5,603	6,302	11,501	13,049
Acquisition costs	138	192	291	412
Adjusted EBITDA	11,403	8,313	22,175	14,560

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Amortization of intangible assets	992	992	1,984	1,984
Depreciation	1,873	2,036	4,033	3,987
	2,865	3,028	6,017	5,971